

March 19, 2014

<u>Via U.S. Mail</u>
Mr. Niraj Goel
Chief Executive Officer
Clone Algo Inc.
1 Changi North Street 1
Singapore 489789

  Re: Clone Algo Inc.
    Item 4.01 Form 8-K
    Filed March 12, 2014
    File No. 0-54083

Dear Mr. Goel:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. In the second paragraph, you state that "The report of De Joya on the Company's financial statements for the year ended March 31, 2013 and from inception (February 22, 2010) to March 31, 2013 did not contain any adverse opinion or disclaimer of opinion or was it qualified or modified as to uncertainty, audit scope or accounting principles." However, we note the audit report included in your Form 10-K filed July 15, 2013 includes a going concern paragraph. Please revise accordingly.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3825 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief